Exhibit 99.1

press release

ArcelorMittal announces the completion of its fifth share buyback program

29 December 2021, 14:15 CET
ArcelorMittal (the ‘Company’) today announces that it has completed the fifth share buyback program announced on 17 November 2021 under the authorization given by the annual general meeting of shareholders of 8 June 2021 (the ‘2021 AGM Authorization’).
By market close on 28 December 2021, ArcelorMittal had repurchased 34,080,049 shares for a total value of €885,729,034.96 (equivalent to US$999,999,819.63) at an approximate average price per share of €25.99. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.
ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com